Chicago Bridge & Iron Company N.V. Oostduinlaan 75 2596 JJ The Hague The Netherlands

December 16, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-3628

RE:	Chicago Bridge & Iron Company N.V.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Period Ended September 30, 2013
Filed October 30, 2013
Form 8-K
Filed July 30, 2013
File No. 1-12815

Ladies and Gentlemen:

By letter dated November 21, 2013, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filings of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter. The numbered paragraphs below repeat the comments in the Comment Letter for your convenience, followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2012

General

Comment:

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

As requested and where applicable, we will present our revisions to future filings in our responses below and appropriately revise future filings. To the extent values will be provided in future filings and have not yet been derived, we have noted such values as [TBD].

Backlog

Comment:

2.	To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses. Please also disclose, to the extent material, the amount of backlog and new awards attributable to contracts that are firm, but not yet funded, as well as contracts awarded but not yet signed. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:

At December 31, 2012, our backlog relating to uncompleted contracts for which we recorded a provision for estimated losses totaled approximately $70.0 million, or less than 1% of our $10.9 billion consolidated backlog. The loss provision balance was not deemed material to our financial statements for disclosure purposes and the associated projects did not represent a meaningful portion of our total backlog at December 31, 2012, which was comprised of over 900 projects varying in size from less than one hundred thousand dollars to several billion dollars. Accordingly, no specific disclosure was deemed necessary in our 2012 Form 10-K. However, to the extent material, in future filings we will disclose the amount of backlog related to uncompleted contracts for which we have recorded provisions for estimated losses.

We also note that Item 101(c)(1)(viii) of Regulation S-K requires that appropriate disclosures be provided to explain recorded new awards and backlog relating to contracts awarded, but not yet signed, and orders that are firm but not yet funded. As a policy, we only record new awards and backlog (for both fixed-priced and reimbursable projects) after receiving a signed contractual commitment from our customer. For reimbursable contracts, our estimates of total project value are based on discussions with, and generally acknowledgement from, the customer with respect to expectations of total project scope and costs. Accordingly, we have had limited historical reductions to our backlog resulting from customer cancelations/descoping or revisions to estimates of total project value for reimbursable work. Due to the aforementioned, no specific disclosure regarding contracts awarded but not yet signed was deemed necessary in our 2012 Form 10-K. However, to the extent material, in future filings we will disclose the amount of recorded new awards for contracts that are awarded, but not yet signed.

Given the nature of our customers, with the exception of certain of our government contracts related to our Government Solutions operating group that was acquired in connection with the Shaw acquisition in February 2013, we do not have any material amounts in our backlog that would be deemed “unfunded” by our customers and, accordingly, no disclosure is necessary with respect to non-government related contracts. Similar to our non-government work, we only record new awards and backlog for government contracts after receiving a signed contractual commitment from our customers, which include the U.S. Federal Government and state and local governments. However, in some cases these contracts are subject to an annual funding or budget approval process, and although firm, may not be funded. At September 30, 2013, we had approximately $1.5 billion of backlog in our Government Solutions operating group that was firm, but not yet funded. In future filings we will provide the value of our government contracts that are firm but not yet funded.

Management’s Discussion and Analysis

Results of Operations, page 19

General

Comment:

3.	Please expand your discussion to disclose the effects of any material revisions in contract estimates. Please also revise the footnotes to your financial statements pursuant to ASC 605-35-50-9, if appropriate.

Response:

Our backlog consisted of over 900 projects at December 31, 2012, being executed globally and varying in size from less than one hundred thousand dollars to several billion dollars. Due to the various estimates inherent in our contract accounting, which is primarily recognized under the percentage of completion method under ASC 605-35, actual results can be impacted by changes in estimates made in current and previous reporting periods. If changes in estimates, including the impacts of change orders and claims, in a reporting period for one or a combination of projects has a material impact on our results of operations in such reporting period, we have historically provided a discussion of such impacts in the applicable segment’s MD&A, and to the extent material, will continue to do so in future filings. In addition, in future filings, we will include such disclosure in the footnotes to our financial statements (within Segment and Related Information) pursuant to ASC 605-35-50-9. Because of the cumulative nature of percentage of completion accounting, revisions to estimates in a reporting period for one or a combination of projects generally do not have a material impact on our financial trends for future reporting periods and, accordingly, with certain exceptions going back four to five years ago, no disclosure regarding future impacts has been necessary. To the extent our financial trends or future periods are materially affected as a result of revisions to estimates, including change orders and claims, we will make such disclosure in future filings.

Liquidity and Capital Resources, page 23

Comment:

4.	Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

•	Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of December 31, 2012;

•	Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;

•	Disclose, if true, that you do not intend to repatriate these amounts; and

•	Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

With limited exceptions, our global cash management arrangements allow for our subsidiaries’ cash balances to be centralized in The Netherlands, our country of domicile, to provide liquidity to our global operations with minimal transaction or tax costs.

In future filings, we will revise our disclosure to address the above items. Indicative disclosure for our 2013 Form 10-K is as follows:

As of December 31, 2013, our cash and cash equivalents totaled $[TBD], and were maintained in local accounts throughout the world, including approximately $[TBD] maintained outside The Netherlands, our country of domicile. With the exception of $[TBD] of cash and cash equivalents within our variable interest entities associated with our partnering arrangements, which is generally only available for use in our operating activities when distributed to the partners, we are not aware of any material restrictions on our cash and cash equivalents.

With respect to tax consequences of repatriating our foreign earnings, distributions from our European Union subsidiaries to their Netherlands parent companies are not subject to taxation. Further, for our non-European Union companies and their subsidiaries and our U.S. companies and their subsidiaries, to the extent taxes apply, we have accrued taxes on undistributed earnings that we intend to repatriate and we intend to permanently reinvest the remaining undistributed earnings in their respective businesses and, accordingly, have accrued no taxes on such amounts.

Financial Statements

Note 2. Significant Accounting Policies, page 39

General

Comment:

5.	Please disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-405-50-2.

Response:

In our future filings, we will include disclosure in our significant accounting policies regarding the amount of progress payments netted within our contracts in progress accounts. Indicative disclosure for our 2013 Form 10-K is as follows:

Cost of revenue for our long-term contracts includes direct contract costs, such as materials and labor and indirect costs that are attributable to contract activity. The timing of when we bill our customers is generally dependent upon advance billing terms, completion of certain phases of the work, or when services are provided. Cumulative costs and estimated earnings recognized to-date in excess of cumulative billings is reported on the Balance Sheet as costs and estimated earnings in excess of billings. Cumulative billings in excess of cumulative costs and estimated earnings recognized to-date is reported on the Balance Sheet as billings in excess of costs and estimated earnings. As of December 31, 2013 and December 31, 2012, we had billings to customers of $[TBD] and $[TBD], respectively, netted within costs and estimated earnings in excess of billings and $[TBD] and $[TBD], respectively, netted within billings in excess of costs and estimated earnings. Any uncollected billed revenue, including contract retentions, is reported as accounts receivable. At December 31, 2013 and December 31, 2012, accounts receivable included contract retentions of approximately $[TBD] and $37,200, respectively. Contract retentions due beyond one year were not significant at December 31, 2013 or December 31, 2012.

Comment:

6.	Please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

Response:

Our accrual for anticipated losses on contracts totaled $24.0 million as of December 31, 2012 and was not deemed to be material for separate disclosure, as the balance represented less than 1% of our current liabilities for the period. However, to the extent such amounts are material, in future filings we will disclose the balance sheet classification and amount of recorded provisions for estimated losses on our contracts. Further, to the extent such amounts are not material, we will note as such in future filings.

Form 10-Q for the Period Ended September 30, 2013

Note 4. Acquisitions

Shaw Acquisition, page 12

Comment:

7.	In note (4) to the table which summarizes your preliminary purchase price allocation, you state that acquired tradenames have estimated lives of 10 years and are amortized over a weighted average life of 3 years. Other intangible assets have estimated lives of 15 years and are amortized over a weighted average life of 5 years. It is not clear why these intangible assets would not be amortized over their estimated lives. Please advise and correspondingly clarify in your disclosures. Refer to ASC 350-30-35-6.

Response:

As it relates to our 2013 acquisitions, the allocation of purchase price included in our September 30, 2013 Form 10-Q, including the estimated fair value of identifiable intangibles and their respective amortization lives, was based upon preliminary information and may change when we complete our allocation of purchase price and final asset and liability valuations in the fourth quarter of 2013.

We note that the disclosure included in our September 30, 2013 Form 10-Q included incorrect weighted average lives derived from a preliminary valuation report. We plan to amortize the intangibles over their estimated useful lives which at this time, includes 10 years for acquired tradenames and 15 years for other intangible assets. Indicative corrected disclosure, associated with the above noted intangibles, for our 2013 Form 10-K is as follows:

The fair value of acquired tradenames have estimated lives of 10 years, while our other intangible assets, primarily consisting of the fair value of technologies, have estimated lives of 15 years. The amortization lives and timing of amortization for our acquired intangible assets are based on the estimated periods over which the economic benefits are anticipated to be realized.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 38

Comment:

8.	You believe your cash on hand, cash generated from operations, amounts available under your Revolving Facility, Second Revolving Facility and Uncommitted Facilities, and other external sources of liquidity will be sufficient to finance your capital expenditures, settle your commitments and contingencies and address your working capital needs for the foreseeable future. Please address your consideration of the fact that you recorded net cash used rather than provided by operating activities during the nine months ended September, 30, 2013 in making this determination.

Response:

In future filings, we will further clarify the sufficiency of our sources of liquidity to finance future cash needs and clarify why we believe such sources are sufficient, with consideration given to periods of net uses of operating cash. Indicative future disclosure and our determination of this sufficiency during the nine months ended September 30, 2013 includes the following:

As noted in our discussion of operating cash flows for the period ended September 30, 2013, during the first nine months of 2013, net cash used in operating activities was $194.0 million, primarily resulting from cash generated from earnings, offset by the net change in our accounts receivable, accounts payable and net contracts in progress balances ($725.9 million combined and collectively referred to as “contract capital balances”), and a decrease in accrued and other non-current liability balances of $136.7 million. Our contract capital balances fluctuate based on the size of our projects and changing mix of cost-reimbursable versus fixed-price backlog. Our cost-reimbursable projects tend to have a greater working capital requirement, while our fixed-price projects are generally structured to be cash flow positive, creating negative net contracts in progress balances that are subject to fluctuation and which are particularly impacted by the timing of new awards and related up-front payments and achievement of subsequent billing milestones. Our contract capital balances are also impacted at period-end by the timing of accounts receivable billings and collections and accounts payable payments for our large projects. As it relates to the acquired Shaw operations, all movements in the balance sheet amounts on our statement of cash flows and as described above are from the Acquisition Closing Date, which included a net contracts in progress liability of $1.8 billion, primarily related to upfront payments received on our two large nuclear power projects prior to the Acquisition Closing Date and fair value adjustments associated with these contracts. The net contracts in progress position for our two large nuclear contracts will fluctuate prospectively based on the timing of future billings and will ultimately decline as the projects progress over the next five to six years. The $725.9 million net change in our contract capital balances was due to progress on the nuclear projects (approximately $455.0 million), working capital requirements and timing of collections and payments for our large cost-reimbursable projects (approximately $135.0 million), and timing of collections and payments on our large fixed-price projects (approximately $30.0 million). The $136.7 million decrease in accrued and other non-current liabilities was primarily due to the payment of one-time acquisition-related costs, as well as annual incentive plan and savings plan obligations. During the period, we did not experience any material benefit to our operating cash flows from net contract capital improvements on our existing large projects or from up-front payments on larger new awards due to the timing of such awards.

While we experienced negative operating cash flows for the nine months ended September 30, 2013, variable operating cash flows due to fluctuations in our contract capital balances is not unusual in our project-oriented business. We often have periods in which our operating cash flows exceed our operating income for the reasons discussed above and, accordingly, we will have fluctuations in our operating cash flows between periods. We had positive operating cash flows of approximately $107.0 million for the three months ended September 30, 2013 and anticipate net contract capital improvement on our existing large projects and up-front payments on future awards that will further benefit our operating cash flows. While our recent operating cash flows have been impacted by the items discussed above, we believe our anticipated future operating cash flows and capacity under our revolving and other credit facilities will be sufficient to finance our capital expenditures, settle our commitments and contingencies and address our working capital needs for the foreseeable future.

Critical Accounting Estimates

Recovery of Goodwill and Long-Lived Assets, page 44

Comment:

9.	In light of the Shaw acquisition which increased your goodwill balance to $3.8 billion compared to total assets of $9.1 billion at September 30, 2013, please provide readers with a better insight into management’s judgments in accounting for goodwill by disclosing the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting; and

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year.

Response:

In future filings, we will modify the disclosure in our critical accounting estimates to address the above items. Indicative disclosure for our 2013 Form 10-K is as follows:

At December 31, 2013, our goodwill balance was $[TBD] (including $[TBD] associated with the Shaw Acquisition), and was distributed among our four operating groups as follows: Engineering, Construction and Maintenance—$[TBD], Fabrication Services—$[TBD], Technology—$[TBD] and Government Solutions—$[TBD]. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually at our reporting unit level, absent any indicators of impairment. Our Engineering, Construction and Maintenance operating group includes three reporting units (Oil and Gas, Power and Plant Services), our Fabrication Services operating group includes two reporting units (Steel Plate Structures and Fabrication and Manufacturing), and our Technology and Government Solutions operating groups each represent a reporting unit. The aforementioned seven reporting units represent our primary business units. We perform our annual impairment assessment during the fourth quarter of each year based upon balances as of the beginning of that year’s fourth quarter. As part of our annual impairment assessment, in the fourth quarter of 2013, we performed a quantitative assessment of goodwill in each of our reporting units. We utilized an income approach (discounted cash flow method) to value our reporting units and test for impairment as we believe this is the most direct approach to incorporate the specific economic attributes and risk profiles of our reporting units into our valuation model. This is consistent with the methodology used for our annual impairment assessment in previous years. We generally do not utilize a market approach given the difficulty in identifying relevant market transactions and the volatility of markets from which transactions are derived. The discounted cash flow methodology, which compares an estimate of a reporting unit’s discounted future cash flows to its net book value, is based, to a large extent, on assumptions about future events, which may or may not occur as anticipated, and such deviations could have a significant impact on the calculated estimated fair values of our reporting units. These assumptions include, but are not limited to, estimates of future growth rates, discount rates and terminal values for each reporting unit. Based upon this quantitative assessment, no impairment charge was necessary during 2013, as the fair value of each of the reporting units acquired in 2013 exceeded their respective net book value and the fair value of all other reporting units significantly exceeded their respective net book values. If, based on future assessments, our goodwill is deemed to be impaired, the impairment would result in a charge to earnings in the year of impairment.

We amortize our finite-lived intangible assets utilizing either a straight-line or other basis that reflects the periods over which the associated economic benefits are expected to be realized, with lives ranging from [TBD] to [TBD] years, absent any indicators of impairment. We review tangible assets and finite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If a recoverability assessment is required, the estimated future cash flow associated with the asset or asset group will be compared to the asset’s carrying amount to determine if impairment exists. We noted no indicators of impairment in 2013 or 2012. See Note [TBD] within Item 8 for further discussion regarding goodwill and other intangible assets.

Form 8-K Filed July 30, 2013

Comment:

10.	You present projected adjusted earnings per share amounts for 2013. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b) of Regulation S-K. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

Response:

In our Form 8-K filed July 30, 2013, we included the appropriate non-GAAP disclosures for the actual three-month and year-to-date periods; however, we inadvertently omitted a sentence that provided a reconciliation of non-GAAP to GAAP earnings per-share that was previously included in our prior earnings guidance (contained in our Form 8-K filed on March 28, 2013). In future filings, we will include all such information required by Item 10(e)(1)(i)(b) of Regulation S-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at 832-513-1119.

Very truly yours,

/s/ Ronald A. Ballschmiede

Ronald A. Ballschmiede

Chief Financial Officer